United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A2

                        Commission File Number:  0-30891


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                     (Additional Financial Statements Only)

   Transitional Small Business Disclosure Format (check one): yes [ ]   no [X]



                               NETPARTS.COM, INC.

  Nevada                                                                Optional
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)

3131  Southwest  Freeway  #46,  Houston  TX                                77098
(Address  of  principal  executive  offices)                         (Zip  Code)

Registrant's  telephone  number,  including  area  code:     (713)  521-9395


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:  Common  Stock


June  6,  2001:  7,135,000  shares  issued  and  outstanding.



                          UNNUMBERED ITEM: INTRODUCTION


     This Amendment to form 10-SB-A is filed for the sole purpose of providing un-audited financial statements for the quarter ended June 30, 2000, as a technical matter. No other change to the Form 10-SB-A1 is reported herein. Current reports have been filed for subsequent periods:

     Form  10-QSB  for  the  Quarter  ended  September  30,  2000

     Form  10-KSB  for  the  Year  ended  December  31,  2000

     Form  10-QSB  for  the  Quarter  ended  March  31,  2001

                                        1


                                    PART F/S

--------------------------------------------------------------------------------
                              FINANCIAL  STATEMENTS                       PAGE
--------------------------------------------------------------------------------
 F-3     UnAudited Financial Statements for the period ending June 30, 2000   3
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               NETPARTS.COM, INC.

                                       by




/s/Donald Jackson Wells      /s/Larry Wayne Zientek        /s/Joseph A.Kane
   Donald  Jackson  Wells       Larry  Wayne  Zientek         Joseph  A.  Kane
   president/director           treasurer/director            secretary/director

                                        2


--------------------------------------------------------------------------------
                                       F-3
                         UN-AUDITED FINANCIAL STATEMENTS
                                       OF
                               NETPARTS.COM, INC.
              FOR THE THREE MOTHS AND SIX MOTHS ENDED JUNE 30, 2000
--------------------------------------------------------------------------------

                                        3


                                       NETPARTS.COM, INC.
                                   BALANCE SHEET (UNAUDITED)
                               December 31, 1999 and June 30, 2000

                                                          June 30,  December 31,
                                                           2000       1999
                                                        ----------  ---------
      ASSETS

CURRENT ASSETS
    Cash . . . . . . . . . . . . . . . . . . . . . . .  $   1,200   $  8,200
TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . .      1,200      8,200
                                                        ----------  ---------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .  $   1,200   $  8,200
                                                        ==========  =========


      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable . . . . . . . . . . . . . . . . . . .  $   8,700   $    -0-
Total accounts payable
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value; authorized 100,000,000
   shares; issued and outstanding, 7,135,000 shares. .      7,135      7,135
Additional paid-in capital . . . . . . . . . . . . . .     98,000     98,000
Accumulated equity (deficit) . . . . . . . . . . . . .   (112,635)   (96,935)
Total Stockholders' Equity . . . . . . . . . . . . . .     (7,500)     8,200
                                                        ----------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .  $   1,200   $  8,200
                                                        ==========  =========

                          The accompanying notes are an integral part
                                 of these financial statements.

                                        4


                                         NETPARTS.COM, INC.
                                STATEMENTS OF OPERATIONS (UNAUDITED)
                                       June 30, 1999 and 2000

                                                           From
                                                        Inception
                           From January  From April      (April
                            1, 2000 to   21, 1999 to  21, 1999) to
                            June 30,      June 30,     June 30,
                              2000         1999          2000
                           -----------  -----------  -----------
Revenues. . . . . . . . .  $      -0-   $      -0-   $      -0-
                           -----------  -----------  -----------
Net Loss from Operations.      15,700        5,135      112,635
Net Income (Loss) . . . .  $   15,700   $    5,135   $  112,635
                           ===========  ===========  ===========
Loss per Share. . . . . .  $ (0.00220)  $ (0.00100)  $ (0.01645)
                           ===========  ===========  ===========
Weighted Average
    Shares Outstanding. .   7,135,000    5,135,000    6,846,475
                           ===========  ===========  ===========

           The accompanying notes are an integral part of these financial statements.

                                        5


                                         NETPARTS.COM, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) from inception (April 21, 1999) through December 31, 1999 and for the six month period ended June 30, 2000

                                                   Additional Accumulated  Total Stock-
                                    Common   Par     Paid-In   Equity    holders' Equity
                                    Stock    Value   Capital   (Deficit)   (Deficit)
                                  ---------  ------  --------  ----------  ----------
Common Stock issued at inception  5,135,000  $5,135  $      0  $       0   $   5,135
Sale of Common Stock for
     $0.05 per share . . . . . .  2,000,000   2,000    98,000          0           0
Net loss during period . . . . .          0       0         0    (96,935)          0
Balance at December 31, 1999 . .  7,135,000  $7,135  $ 98,000  $ (96,935)  $   8,200
Net loss during period . . . . .          0       0         0    (15,700)          0
Balance at June 30, 2000 . . . .  7,135,000  $7,135  $ 98,000  $(112,635)  $  (7,500)

                             The accompanying notes are an integral part
                                   of these financial statements.

                                        6


                                         NETPARTS.COM, INC.
                                STATEMENTS OF CASH FLOWS (UNAUDITED)
                                       June 30, 1999 and 2000

                                                            From
                                                          Inception
                                From January  From April   (April
                                 1, 2000 to 21, 1999 to  21,1999) to
                                  June 30,    June 30,   June 30,
                                    2000       1999         2000
                                  ---------  --------  ----------
Operating Activities

Net Income (Loss). . . . . . . .  $ 15,700   $ 5,135   $ 112,635
Items not affecting cash:
      Stock issued for services.         0    (5,135)     (5,135)
                                  ---------  --------  ----------
Net Cash from Operations . . . .   (15,700)        0    (107,500)
Cash from financing activities
Increase in accounts payable . .     8,700         0       8,700
Sale of Common Stock . . . . . .         0         0     100,000
                                  ---------  --------  ----------
Cash Increase (Decrease) . . . .    (7,000)      -0-       1,200
Beginning Cash . . . . . . . . .     8,200         0           0
Cash as of Statement Date. . . .  $  1,200   $   -0-   $   1,200
                                  =========  ========  ==========

           The accompanying notes are an integral part of these financial statements.

                                        7


                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 2000

NOTE  I  -       SIGNIFICANT  ACCOUNTING  POLICIES

a.     Organization

NetParts.Com, Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 21, 1999. The Company is organized to create a series of 16 specialized auto salvage yards whereby the salvageable components will be inventoried on a computer and listed on the internet. The Company is currently inactive and searching for a merger candidate.

b.     Accounting  Method

The  Company  recognizes income and expenses on the accrual basis of accounting.

c.     Earnings  (Loss)  Per  Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d.     Cash  and  Cash  Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e.     Provision  for  Income  Taxes

No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $96,935 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater change the carryforward will expire unused.

Deferred tax assets and the valuation account is as follows at December 31, 1999 and June 30, 2000.
                             June  30,     December  31,
                               2000            1999
     Deferred  tax  asset:
     NOL  carrryforward     $  20,897     $  20,897
     Valuation  allowance     (20,897)      (20,897)
     Total                          -             -

f.      Organization  Cost

The Company incurred $5,135 of organization costs in 1999. These costs, which were paid by shareholders of the Company were exchanged for 5,135,000 shares of common stock. These costs were expensed in 1999 and will be recovered only if, the Company is able to generate positive cash flow from operations.

                                        8


                               NETPARTS.COM, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 2000

NOTE  2  -  GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE  3  -  DEVELOPMENT  STAGE  COMPANY

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4-  RELATED  PARTY

During 1999, Intrepid International, a major shareholder, was paid $52,500 for professional services rendered to the Company.

                                        9